September 24, 2012

John Grzeskiewicz Senior Counsel Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Astor Funds Principal Investment Risk

Dear Mr. Grzeskiewicz:

On July 10, 2012, Northern Lights Trust (the "Registrant"), on behalf of the Astor S.T.A.R. ETF Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 391 to its registration statement under the Securities Act of 1933 on Form N-1A.  You provided oral comments on the filing.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

PROSPECTUS-FUND SUMMARY

1.

Comment.  With respect to the Agreement with First Trust/Alpha DEX, please describe in correspondence to the staff the terms of such agreement and what prompted the arrangement.

Response.  Astor Asset Management, LLC (“Astor”) has entered into a reciprocal license agreement with First Trust Portfolios L.P. (“First Trust”).  First Trust owns the trade name and trademark rights, title and interest in and to the AlphaDEX® mark.  An affiliate of First trust, First Trust Advisors, L.P., manages the AlphaDEX® ETFs.  Upon further review, we believe the description of this agreement as an “information strategic partnership” is not an appropriate description, and confirm that the license agreement does not create a partnership, nor affiliate relationship.  The prospectus has been revised to properly describe this agreement as a “reciprocal license agreement” between the Fund’s investment adviser (Astor) and First Trust Portfolios, L.P.

The license agreement provides a non-exclusive, nontransferable, revocable, limited, royalty free license for Astor to use the term “AlphaDEX®” for purposes of marketing Astor’s Sector Tactical Asset Rotation Program (“S.T.A.R. Program”), should Astor use AlphaDEX® ETFs for a significant portion of the S.T.A.R. Program investment allocation.  Additionally, First Trust is granted a nonexclusive, non-transferable, limited, royalty free, revocable license to use or refer to the name “Astor S.T.A.R. Program” and use the Astor S.T.A.R. Program Model performance in connection with First Trust’s offer, sale or marketing of its own funds or investment products which are a component of the Astor S.T.A.R. Program (the First Trust ETFs, including AlphaDEX® ETFs, in which Astor may invest for the Fund/ separate accounts which utilize the Astor S.T.A.R. Program).  Neither Astor nor First Trust receive any compensation from one another as a result of the license agreement.

The license agreement does not create a joint venture, partnership, or distribution relationship between the parties.  The license agreement does not create any affiliation between the parties, as defined in Section 2(a)(3) of the Investment Advisors Act of 1940, because neither party to the license agreement “own[s], control[s] or hold[s] 5 per centum or more of the outstanding [v]oting securities of [the] other.”  No compensation is being paid for the licensing rights granted under the Agreement.  Further, the Agreement explicitly provides that “for all purposes” the parties are “deemed to be…independent contractors and…have no authority to act for or represent the other party in any way or otherwise be deemed its agent.”

The initial term of the Agreement is 2 years, and will continue thereafter on an annual basis, but may be terminated, without penalty, at any time by either party upon 90 days written notice.

This arrangement grew from Astor Asset Management’s awareness of and investments in the First Trust Portfolio’s ETFs over the course of several years.  Because Astor believed these products fit certain investment / asset allocation strategies that Astor sought for its investment portfolios and over the course of researching the First Trust products, the parties first began discussing a First Trust license agreement, and Astor eventually negotiated a First Trust license agreement, as described.

2.

Comment.    Did the Northern Lights Fund Trust Board consider the First Trust/Alpha DEX agreement and/or formally approve adviser entering into this agreement?  Did approval include a majority of disinterested Trustees?  If the Agreement was not subject to Board approval, please articulate reasons.

Response.  The Board did not formally consider or approve the license agreement because neither the Trust or the Fund is a party to the Agreement; the Agreement is not an advisory or sub-advisory agreement, distribution nor underwriting agreement.

While the Board did not approve the specific agreement, it was provided background information relating to the license agreement with respect to its review and approval of the Fund’s name change to “ASTOR S.T.A.R. ETF Fund.”  The Board did review and approve the Fund’s proposed name change and related changes to the investment strategy, as described in the post-effective amendment.

3.

Comment.  Does this agreement constitute an underwriting agreement or 12b-1 plan?  Does this agreement make the Fund’s adviser or First Trust an underwriter or distributor of one another’s products? Please address treatment under Section 12(d) of the Investment Company Act of 1940.

Response.  No; the license Agreement does not constitute an underwriting agreement or 12b-1 plan, nor does it make the Fund’s adviser or First Trust the underwriter or distributor of one another’s products.  Section 2(a)(40) of the 1940 Act provides, in relevant part, that an “underwriter” is “any person who has purchased from an issuer with a view to, or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”  Here, the license Agreement is merely a license agreement which grants each party the right to use certain intellectual property and trademark rights of the other in marketing of its own investment products.  Astor is not obligated to invest in First Trust ETFs, and neither party is required to include the intellectual property of the other in its marketing materials.  Neither party has or has contemplated, purchasing with the intent to distribute or agreed to participate, directly or indirectly, in the distribution efforts of the other party, or any funds or products sponsored by the other party – and distribution or sale of the Fund or any series of the Trust by First Trust is NOT contemplated.  Further, the license Agreement explicitly provides, “[n]o…marketing materials shall state that [First Trust] has a fiduciary or investment advisory relationship with [Astor Asset Management].”  No royalties or other fees are being paid for the nonexclusive licensing rights and the reciprocal license was executed simply to grant each party a limited / nonexclusive right to use the other party’s intellectual property / marks in the marketing of its own products.  The license agreement does not establish an affiliation between the parties, grant either party ownership rights in the other, guarantee or require either party to purchase shares of any product sponsored by the other party.  Therefore, the existence of the license agreement is not relevant with respect to the Registrant’s compliance with Section 12(d) of the Investment Company Act of 1940.

4.

Comment.  Does this arrangement create an affiliation / partnership between the parties and does it complying with the provision of 1934 Act?  If Registrant is in compliance, please explain measures taken.

Response.  No; this arrangement does not create an affiliation or partnership under the 1934 Act.  Under the terms of the license agreement, First Trust and Astor are granted certain limited right to use the intellectual property of one another as independent contractors, and neither has authority to control, act for, represent the other in any way, or otherwise be deemed its agent or employee.

5.

Comment.  Is this relationship subject to review by FINRA?

Response.  Under the terms of the license agreement, the parties have agreed to reasonably cooperate with the other and all appropriate governmental authorities, including FINRA, having the requisite jurisdiction in connection with any investigation or inquiry related to the Agreement.  First Trust is a broker-dealer registered with the U.S. Securities and Exchange Commission; therefore, the license agreement would presumably be subject to FINRA review.

6.

Comment.  Has Registrant obtained or is there a pending a notice letter/exemptive order pertaining to this relationship?

Response.  No.  Registrant has not requested an exemptive order with to the license agreement, nor does it believe an exemptive order is necessary.

7.

Comment.  Will you be filing the agreement/contract as exhibit to registration statement?  If not, articulate reasons why filing is not required.

Response.  No, Registrant will not be filing the license agreement as an exhibit to the Registration statement.  The license agreement is not an investment advisory agreement, sub-advisory agreement, or underwriting agreement and neither the Fund nor the Trust are a party to the license agreement.

8.

Comment.  Explain what steps have been taken to minimize any conflicts of interest that may arise from this relationship.

Response.  Astor seeks to put the interests of its clients first.  The Astor S.T.A.R. Program may present a conflict of interest through its investment selections; however, Astor believes the program, and investments in First Trust ETFs, can provide value to the Fund and certain other clients.  The Fund’s investment adviser utilizes an investment committee which is responsible for evaluating and monitoring its selection of investments to minimize any potential conflicts of interest, and evaluating and monitoring the selection of First Trust / AlphaDEX® ETFs to be sure they are appropriate and serve the investment objectives of the Fund.  Astor has further advised Registrant that all marketing materials for the S.T.A.R. Program will include disclosure of the license agreement between Astor and First Trust.

The risk factor in the prospectus which describes this conflict has been revised to reflect the following:

First Trust AlphaDEX® Fund Risk.  The Fund may invest in ETFs sponsored by First Trust Portfolios, L.P., where available.   The adviser and First Trust Portfolios, L.P. have entered into a reciprocal license agreement, which may present a conflict of interest by creating an incentive for the adviser to select First Trust ETFs when other ETFs may also be considered suitable for investment purposes within the S.T.A.R. Program.    While the adviser has determined such family of ETFs to provide appropriate investment opportunities across the various sectors to deploy its asset allocation strategy, First Trust ETFs may have management fees or expenses   that are higher than alternative ETFs the portfolio managers may have selected.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

September 24, 2012

If you have any questions or additional comments, please call me at (513) 352-6632

Sincerely,

/s/ Cassandra W. Borchers

Cassandra W. Borchers